[GOODWIN PROCTER LLP LETTERHEAD]


Christopher E. Palmer          Goodwin Procter LLP
202.346.4253                   Counselors at Law
cpalmer@                       901 New York Avenue, N.W.
goodwinprocter.com             Washington, D.C.  20001
                               T: 202.346.4000
                               F: 202.346.4444


                                 August 20, 2009


Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

     Re:      MONY Life Insurance Company of America
              MONY America Variable Account L
              Incentive Life Legacy II Contract
              Post-Effective Amendment No. 4 filed on Form N-6 (the "Amendment") File Nos. 811-04234 and 333-134304

Dear Sonny,

On behalf of MONY Life Insurance Company of America ("MONY America" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. Pursuant to our subsequent conversations, we are supplementing our responses to certain comments included in the letter we filed on July 29, 2009. We repeat the staff comment and then provide our supplemental response. We have not repeated the comments for which we are not providing supplemental responses.

PROSPECTUS

COMMENT 5F

In footnote 10 for the Loan interest spread, please describe with specificity the rates paid and received.

SUPPLEMENTAL RESPONSE 5F

The rate is the greater of (a) 3% or (b) the "Monthly Average Corporate" yield published by Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. The interest rate spread, however, will not exceed 1%. This is disclosed under "Loan interest we charge" in "Accessing your money," and footnote 10 has been revised to state the following:


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August 20, 2009
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         We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The rate is the greater of (a) 3% or (b) the "Monthly Average Corporate" yield published by Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit, which will not exceed 1%. For more information on the maximum rate see "Borrowing from your policy - Loan interest we charge" in "Accessing your money" later in this prospectus.

COMMENT 5G

Footnote 6 to the portfolio fee table on page 9 indicates that AXA Equitable Life Insurance Company ("AXA Equitable") may be reimbursed for any fees waived pursuant to any expense limitation agreements. Please disclose how long after an expense has been waived a reimbursement may be sought.

SUPPLEMENTAL RESPONSE 5G

The following disclosure has been added to footnote 6 as the sixth sentence. A "+" has been placed next to the following portfolios in the fee table above footnote 6: EQ/BlackRock International Value, EQ/Capital Guardian Growth, EQ/Evergreen Omega, EQ/JPMorgan Value Opportunities, EQ/Large Cap Core PLUS, and EQ/Mid Cap Value PLUS.

         AXA Equitable may be reimbursed the amount of any such payments or waivers in the future provided that the payments or waivers are reimbursed within three years (or five years for certain portfolios, as indicated by a "+" in the above table) of the payment or waivers being made and the combination of the portfolio's expense ratio and such reimbursements do not exceed the portfolio's expense cap.

COMMENT 6BII   RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

Please include an example in plain English as to when the guideline premium test results in a higher death benefit.

Please include an example in plain English as to the effect of the cash value accumulation test.


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Sonny Oh, Esquire
August 20, 2009
Page 3


SUPPLEMENTAL RESPONSE 6BII

The following has been added as the new third paragraph under "Alternative higher death benefit in certain cases":

         For example, if you select the guideline premium test, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 120%, then the death benefit under Option A is the alternative death benefit of $102,000 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see "Appendix II:
         Calculating the alternate death benefit" later in this prospectus.

The following has been added as the new fifth paragraph under "Alternative higher death benefit in certain cases":

         For example, if you select the cash value accumulation test, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 185.7%, then the death benefit under Option A is the alternative death benefit of $157,845 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see "Appendix II: Calculating the alternate death benefit" later in this prospectus.


The following has been added to Appendix II to demonstrate how we calculate the death benefit under Option A and Option B for an insured with two policies that have the same face amount, but different account values:

         Calculation of the alternate death benefit if the guideline premium test is selected:

         The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death and that there is no outstanding debt. We also assume that the owner selected the guideline premium test. Policy 1 shows what the death benefit would be for a policy with low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

         The alternate death benefit is equal to the policy account value times the death benefit percentage. If the account value in your policy is high enough, relative to the face


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August 20, 2009
Page 4


         amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $42,000 ($35,000 x 120%) and the alternate death benefit for Policy 2 is $102,000 ($85,000 x 120%). The basic death benefit under Option A is equal to the face amount on the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($42,000) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit, since the alternate death benefit ($102,000) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $42,000) and Policy 2 (since $185,000 is greater than $102,000).

--------------------------------------------------------------------------------
                                                Policy 1            Policy 2
--------------------------------------------------------------------------------
Face Amount                                    $ 100,000           $ 100,000
--------------------------------------------------------------------------------
Policy Account Value on the Date of Death       $ 35,000           $ 85,000
--------------------------------------------------------------------------------
Death Benefit Percentage                          120%               120%
--------------------------------------------------------------------------------
Death Benefit under Option A                   $ 100,000           $ 102,000
--------------------------------------------------------------------------------
Death Benefit under Option B                   $ 135,000           $ 185,000
--------------------------------------------------------------------------------


         Calculation of the alternate death benefit if the cash value accumulation test is selected:

         The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death, is a male preferred non-tobacco user, and that there is no outstanding debt. We also assume that the owner selected the cash value accumulation test. Policy 1 shows what the death benefit would be for a policy with low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

         The alternate death benefit is equal to the policy account value times a death benefit percentage which will be specified in your policy, and which varies based upon the insured's attained age, sex and risk class. If the account value in your policy is high


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Sonny Oh, Esquire
August 20, 2009
Page 5


         enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $64,995 ($35,000 x 185.7%) and the alternate death benefit for Policy 2 is $157,845 ($85,000 x 185.7%). The basic death benefit under Option A is equal to the face amount on the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($64,995) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit, since the alternate death benefit ($157,845) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $64,995) and Policy 2 (since $185,000 is greater than $157,845).

--------------------------------------------------------------------------------
                                               Policy 1            Policy 2
--------------------------------------------------------------------------------
Face Amount                                    $ 100,000           $ 100,000
--------------------------------------------------------------------------------
Policy Account Value on the Date of Death       $ 35,000           $ 85,000
--------------------------------------------------------------------------------
Death Benefit Percentage                         185.7%             185.7%
--------------------------------------------------------------------------------
Death Benefit under Option A                   $ 100,000           $ 157,845
--------------------------------------------------------------------------------
Death Benefit under Option B                   $ 135,000           $ 185,000
--------------------------------------------------------------------------------


COMMENT 9 CONSENT TO JURISDICTION (PAGE 48)

Please explain to the staff why the Company is reaching for personal jurisdiction in states beyond where the policy may have been sold.

SUPPLEMENTAL RESPONSE 9

         The Company confirms that the consent to jurisdiction provision was not intended to establish personal jurisdiction over the policy owner in states other than the state where the application was signed and the policy issued. Instead, the provision was intended to address certain limited circumstances involving subsequent foreign owners of the policy who do not reside in the United States and who seek to institute litigation involving the policy outside the United States.


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August 20, 2009
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         The Company has determined that the provision is not material, and therefore has determined to delete it in the prospectus.

                                    * * * * *

The registrant will file with the Commission a letter including Tandy representations requested by the staff with the further amendment.

Please contact me or Jena Leblang (202-346-4052) with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.


                                                     Yours truly,

                                                     /s/ Christopher E. Palmer

                                                     Christopher E. Palmer

CEP:am

cc:      Jordan K. Thomsen, Counsel





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